GIORDANO INVESTMENT TRUST
c/o The Nottingham Company
116 South Franklin Street
Post Office Box 69
Rocky Mount, NC 27802-0069
252-972-9922

January 25, 2010

VIA EDGAR

Ms. Christina DiAngelo
Senior Staff Accountant
Division of Investment Management
U.S. Securities and Exchange Commission
Office of Disclosure and Review
100 F Street, N.E.
Washington, DC 20549-4720

RE:
Giordano Investment Trust (File Nos. 333-126677 and 811-21789), Response to the review of Form N-CSR for the reporting period ended September 30, 2009 with respect to the Giordano Fund, a series of the Trust

Dear Ms. DiAngelo:

At your request, this letter is being submitted to the Securities and Exchange Commission as correspondence.  This letter, which has been discussed with you in advance, is in response to oral comments received from you on December 30, 2009 in connection with the review of the Trust’s Form N-CSR for the reporting period ended September 30, 2009 by the staff of the Securities and Exchange Commission.  Set forth below is a summary of the staff’s comments and the Trust’s responses.

1.	Comment: Confirm that the Fund met the requirements of Section 5 of the Investment Company Act of 1940 for qualifying as a diversified company on September 30, 2009.

Response:  The Fund met the requirements for qualifying as a diversified company on September 30, 2009.  Any discrepancy between the value of the Fund’s investments and the requirements of Section 5(b)(1) of the Investment Company Act of 1940 is the result of market fluctuations in the value of the Fund’s investments and not the result of an acquisition of a portfolio security.

2.
Comment:  Confirm that there is adequate risk disclosure in the Fund’s prospectus concerning the corporate obligation issued by the Empire Corporation that is listed on the Fund’s schedule of investments.

Response:  In addition to disclosure regarding risks associated with investments in fixed income securities such as credit risk, interest rate risk, and maturity risk, the Fund’s prospectus includes disclosure regarding the risks associated with investments in unsecured corporate bonds that addresses the Fund’s investments in securities like the corporate obligation issued by the Empire Corporation.

3.
Comment:  On the Fund’s schedule of investments, enhance the disclosure regarding the valuation of restricted securities, particularly with respect to the factors that are taken into account when valuing a restricted security.

Response:  The Fund, on a going forward basis, will revise any footnote on the schedule of investments regarding restricted securities to refer the reader to the section of the first note to the financial statements entitled “Organization and Significant Accounting Policies – Restricted Securities.”  The disclosure in that section of the note will include more discussion of the valuation of restricted securities, including specific discussion with respect to any restricted securities held by the Fund.  The enhanced disclosure will be similar in form to the following paragraphs:

 “Restricted securities cannot be resold to the general public without prior registration under the Securities Act of 1933.  The risk of investing in such securities is generally perceived to be greater than the risk of investing in publicly traded companies.  Lack of a secondary market and resale restrictions may result in the inability of the Fund to sell a security at a fair price and may substantially delay the sale of the security it seeks to sell.  In addition, restricted securities may exhibit greater price volatility than securities for which secondary markets exist.  Since representative market quotations are not readily available for restricted securities, such securities are valued at fair value as determined in good faith under policies approved by the Fund’s Board of Trustees, taking into consideration factors such as (i) the issuer’s business; (ii) the lack of a secondary market; (iii) the restrictions on public sale; (iv) the terms of the security, including any buy-back provisions; (v) current interest rates; (vi) third party observations (including analyst reports); and (vii) fundamental analytical data relating to the security.”

“The Fund currently holds an Empire Corporation Senior Subordinated Debenture at a cost of $275,000.  The interest on the debenture is compounded daily and will be paid at the end of five years.  The Fund acquired the debenture on April 30, 2007 and the accrued interest balance is $75,349 as of September 30, 2009.  The debenture was issued to the Fund with a put feature that requires Empire Corporation to buy back the debenture at the election of the Fund at face value plus the accrued interest.  The sale of the debenture is restricted and the debenture is valued at fair value determined in good faith under policies approved by the Fund’s Board of Trustees.  The debenture is currently valued at face value plus the accrued interest.  The total fair value of the debenture as of September 30, 2009 is $350,349, which represents 20.84% of net assets.”

4.
Comment:  In the notes to the financial statements, enhance the disclosure on the Fund’s investment advisory contract by specifying: (i) the date of the last approval of the contract by the Fund’s board of trustees and (ii) the duration of the current term of the contract.

Response:  The Fund, on a going forward basis, will revise the second paragraph of the note to the financial statements entitled “Organization and Significant Accounting Policies” so that it is similar in form to the paragraph below.  With respect to previous approvals of the contract by the Fund’s board of trustees, please note that (i) on October 24, 2007, the Board approved continuing the contract for a one-year term running from November 8, 2007 to November 7, 2008 and (ii) on November 6, 2008, the Board approved continuing the contract for a one-year term running from November 8, 2008 to November 7, 2009.

 “The Fund commenced operations on November 7, 2005.  The investment objective of the Fund is maximum total return using a long-term capital appreciation approach as well as current income.  In order to achieve its investment objective, the Fund generally invests at least 80% of its assets in income oriented equity securities which are members of the Standard & Poor’s 500 Index, Standard & Poor’s Mid Cap 400 Index, or the Standard & Poor’s Small Cap 600 Index, and up to 20% of its assets in other investments including, but not limited to, bonds, options, exchange-traded funds and venture capital funds which the Fund’s investment advisor, Giordano Asset Management, LLC (“Advisor”) believes can generate above average capital appreciation and income relative to their risks.  The Advisor supervises the Fund’s investments pursuant to an investment advisory contract.  The investment advisory contract was effective for an initial two-year period and is currently renewed for one-year periods provided renewal is specifically approved by the Fund’s Board of Trustees, including a majority of the Independent Trustees, or by vote of a majority of a Fund’s outstanding voting securities.  The investment advisory contract was last approved by the Fund’s Board of Trustees on November 3, 2009 and continues in effect for a one-year period ending November 7, 2010.”

5.	Comment: On the section of the Fund’s website entitled “Frequently Asked Questions” (www.giordanofunds.com/faq.html), update or remove the information on the Fund’s portfolio turnover rate.

Response:  The information on the Fund’s portfolio turnover rate has been removed.

The Trust is responsible for the adequacy and accuracy of the disclosure in this filing.  The comments by the staff of the Securities and Exchange Commission, or changes to disclosure in the filings reviewed by the staff in response to such comments, do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing being filed.  The Trust may not assert the staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at (252) 972-9922, extension 249.

Sincerely,

Giordano Investment Trust

/s/ A. Vason Hamrick
A. Vason Hamrick

Secretary

cc:	John H. Lively Husch Blackwell Sanders LLP P.O. Box 219777 Kansas City, MO 64121-6777

Board of Trustees Giordano Investment Trust c/o The Nottingham Company 116 South Franklin Street Post Office Box 69 Rocky Mount, North Carolina 27802-0069